July 18, 2019

Kun Dai
Chief Executive Officer
Uxin Limited
2-5/F, Tower E, LSHM Center
No. 8 Guangshun South Avenue
Chaoyang District
Beijing, 100102
People's Republic of China

       Re: Uxin Limited
           Form 20-F for Fiscal Year Ended December 31, 2018
           Filed April 29, 2019
           File No. 001-38527

Dear Mr. Dai:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Selected Statements of Operations Items
Revenues, page 86

1. We note your disclosure on page F-27 that you do not charge transaction facilitation services fees to car dealers for certain transactions without financing solutions attached.
      However, on page F-23 of your Form F-1 filed June 22, 2018, you disclosed you did charge a fee for these transactions. Please tell us and address in future filings the following:
        Revise to disclose the reason for the change in fees, including whether the change is permanent or temporary.
 Kun Dai
FirstName LastNameKun Dai
Uxin Limited
Comapany NameUxin Limited
July 18, 2019
July 18, 2019 Page 2
Page 2
FirstName LastName
            Clearly disclose throughout that you do not charge a transaction facilitation fee in arrangements where the buyer does not utilize your loan facilitation services.
           Revise disclosure on page 91 to discuss the impact this change has had on your revenues during the reported periods.
         Refer to Item 5.A of Form 20-F.
Gains/(losses) from guarantee liability, page 88

2. Please tell us how you considered disclosure of the notional balance or percentage of your notional balance of your guarantee obligation by current loan to value categories, as trends in this metric would appear to also impact the overall losses incurred as a result of your guarantee obligation. Refer to Item 5.E.1.d of Form 20-F. Please advise and revise future filings as applicable.
Contractual Obligations, page 108

3. Please tell us why you do not include amounts due pursuant to your convertible debt in your contractual obligations table or explain why it is not included in a note to the table.
         Refer to Item 5.f of Part I to Form 20-F.
Consolidated Financial Statements
Note 2.19. Revenue recognition, page F-26

4. You disclose that you do not charge transaction facilitation services fees to car dealers for certain transactions without financing solutions attached. Please address the following:
           Disclosure on page 87 indicates that you charge a fee for each car sold through your
             2C business. Please reconcile this apparent inconsistency.
           Clarify your disclosure to clearly state whether you provide transaction facilitation services and warranties for transactions completed through your platform that are not charged a fee. Clarify how you account for such services provided in these transactions.
           Tell us how you consider these transactions when allocating revenue to your performance obligations in arrangements where you do charge a fee. Refer to ASC 606-10-32-28.
Note 6. Loan Recognized as a Result of Payment Under the Guarantee, page F-39

5. Please revise future filings to reflect any additional required provision for existing loans, any adjustments due to settlements from the Borrowers or other recoveries and any adjustments due to the guarantees being bought out separately in the disclosure of the activity in the allowance for loan losses. Refer to ASC
310-10-50-11A(b)
6. Please revise future filings to present the balance of loans recognized as a result of payment under the guarantee by monitored credit quality indicator. Refer to ASC 310-10-
         50-29.
 Kun Dai
Uxin Limited
July 18, 2019
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Craig Wilson,
Senior Assistant Chief Accountant at (202) 551-3226 if you have any questions.



                                                          Sincerely,
FirstName LastNameKun Dai
                                                          Division of
Corporation Finance
Comapany NameUxin Limited
                                                          Office of Information
Technologies
July 18, 2019 Page 3                                      and Services
FirstName LastName